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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[_] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [X] Form 10-Q and Form 10-QSB and [_] Form N-SAR

     For Period Ended:      March 31, 1996
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant: Harlyn Products, Inc.

Former Name if Applicable

1515 South Main Street
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Address of Principal Executive Office (Street and Number)

Los Angeles, California 90015
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City, State and Zip Code
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PART II--RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period:

     See attached press release.

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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

     Daniel Goodstein         (213)             746-0745
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          (Name)           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes  [_] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached press release.

                             Harlyn Products, Inc.
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                 (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date          May 16, 1996         By
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                                      Daniel Goodstein, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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     Harlyn Products, Inc. (AMEX: "HRN") announced today that it intends to record charges of $4,600,000 to be included in its estimated loss of $6,100,000 for its March 31, 1996 third quarter results of operations. For the nine months ended March 31, 1996, the Company's estimated loss will be $6,900,000. The Company has filed for a five day extension to file its Form 10-Q and these estimated results are preliminary pending final review by management in connection with such quarterly filing of financial results with the Securities and Exchange Commission.

     The Company has continued to experience disappointing results in the marketplace. Sales have been below expectations, with lower than anticipated sell-through to customers. This situation has caused the Company to significantly refocus and align its operating priorities to concentrate on a new marketing strategy emphasizing high margin special order jewelry and an immediate reduction of its inventory of low margin product. The charges relate mainly to product termination costs of approximately $1,950,000 and $2,650,000 in other inventory write-downs and miscellaneous receivable provisions that have been made to reflect the current net realizable value of these specific items.

     Included in these charges are estimated cost to be incurred in connection with a change in the Company's strategy to collect accounts receivable from its slow-paying customers. Management intends to aggressively pursue amounts owed to the Company, including, if required, repossession of related goods.

     The Company is currently in negotiations with its bank lender and the gold lessor in the United States for an extension and modification of the current lines to support operations. While the Bank lender and the gold lessor are currently extending accommodations to the Company, no assurances can be given that such accommodations will continue or an extension of either such arrangements will be entered into. Further, issues have been raised with regard to a bank loan in Thailand which the Company is presently investigating and which the Company is attempting to resolve. The continuing losses as well as the uncertainty of its banking and gold leasing relationships raise concerns about the Company's ability to continue as a going concern.

     In October of 1995, the Company announced that it had retained Barrington Associates, a regional investment banking firm, to advise the Board in evaluating its strategic options including possible sale of the entire Company or some of its divisions, a merger with or acquisition of another Company; joint venture with a strategic partner; or raising additional capital to grow the business.

     Harlyn Products, Inc., founded in 1945, is a leading manufacturer of special order jewelry. It serves domestic and international customers from its production facilities in Los Angeles, California and Bangkok, Thailand.